Squire Patton Boggs (US) LLP
2000 McKinney Avenue
Suite 1700
Dallas, TX 75201

O	214-758-1500
F	214-758-1550
squirepattonboggs.com

Kenneth L. Betts
Tel	214-758-1512
Kenneth.betts@squirepb.com

June 9, 2014

BY EDGAR AND FEDEX

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Plymouth Industrial REIT, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted June 6, 2014
CIK No. 0001515816

To Whom It May Concern:

This letter is submitted on behalf of our client, Plymouth Industrial REIT, Inc. (the “Company”), in connection with its confidential submission on the date hereof of a draft Registration Statement on Form S-11 (the “Draft Registration Statement”).  On June 2, 2014, the Company submitted to the Office of Chief Accountant a letter (the “Letter”) requesting that the Staff not object to the omission of audited financial statements of certain significant tenants that lease properties in the Company’s Acquisition Portfolio (as such term is defined in the Draft Registration Statement) pursuant to triple-net leases.  As noted in the Letter, the Company is unable to include such audited financial statements because certain significant tenants have refused to permit the Company to include their audited financial statements in the Draft Registration Statement.  In accordance with the Letter, the Company is, however, including in the Draft Registration Statement Rule 3-14 audits on each of the properties or group of related properties comprising the Acquisition Portfolio (as such term is defined in the Draft Registration Statements) leased by the significant tenants that have refused to allow the Company to publicly disclose their audited financial statements. For your convenience, we are also supplementally providing a spreadsheet setting forth a summary of all of the properties in the Acquisition Portfolio and the proposed financial statement presentation related to all such properties.

The Company believes that the approach outlined in the Letter and taken in the Draft Registration Statement is appropriate in light of the circumstances discussed herein and in the

Letter.  We and the Company would be available to discuss this matter further in conjunction with the Staff’s review of the Draft Registration Statement.

Sincerely,

/s/ Kenneth Betts
Kenneth Betts
Squire Patton Boggs (US) LLP